Filed by Denali Holding Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: EMC Corporation (Commission File No. 1-09853)

•	The following is a transcript of an interview given by Michael Dell, Chairman and Chief Executive Officer of Dell, at the Dell World 2015 Technology Conference, which was made available on the Dell website.

Bob O’Donnell: Hi, and welcome back to Dell World Live. I’m Bob O’Donnell, President and Chief Analyst with TECHnalysis Research, and I’m extremely pleased and proud to be joined by the man himself, Mr. Michael Dell, the Chairman and CEO of Dell. Welcome, Michael.

Michael Dell: Thank you, Bob. Great to be with you.

Bob O’Donnell: So obviously an incredibly exciting time, and I was just kind of joking with you beforehand, you know I’ve known you and chatted with you several times in the past, and there is an energy around you now that, you know it’s been there, but there’s that extra little thing. It just seems like with the move to public, I mean to private, excuse me, and obviously the news from last week. You’re really on a roll. I mean how does it feel to be Michael Dell these days?

Michael Dell: Well, I’m excited about what we’re doing. You heard in my keynote we have incredible capabilities as a company and as we combine that together with EMC, VMWare and all the incredible innovation that’s going on, I feel we’re really well positioned to help our customers, and that’s the journey that I’ve been on for 32 years. You know this is just the most fun that I should be allowed to have. So, you know I really am having a great time.

Bob O’Donnell: That’s great. Well, you know one of the things that hit me, and I was talking to a reporter yesterday after the press conference, you know as a company this size of the combined entity, you’re going to be in a position- not that you haven’t been in the past- but to really drive the IT agenda. As Dell you were driving some of those things, but as this combined entity, the single end-to-end solutions provider as you talked about, you know you will be setting those trends. So, my question based off of that is “What are those key trends that, you know, Dell is going to be setting the agenda for over the next 10 years?”

Michael Dell: I think the big ones that I see are the ones I highlighted. I think the digital transformation is huge. IT sort of moving into the business technology.

Bob O’Donnell: Right.

Michael Dell: And you… there are a number of enablers there. Right. It’s the software defined data center. It’s the converged infrastructure. Mobility. All the explosion of mobile devices as well as all the sensors and embedded technology. And then of course all this has to be secure. So, I think those are the big drivers. Certainly the deal with transformation is the biggest one of all, right? Because it affects how every company is going to deliver products and services and you know the amount of data information that’s going to be created. You know, IT is sort of moving definitely from the back room to… it’s center stage. It’s the CEO agenda. It’s the business line and management agenda. It’s how they grow and evolve their companies and if they don’t you know it’s game over. So, it’s very exciting time.

Bob O’Donnell: So one question I did want to ask you that’s been talked about is big IT trend that’s potentially a challenge for Dell is around mobility. Obviously you’re not going to get into the business of selling handsets, and that makes perfectly logical sense. So, how does Dell incorporate those mobility developments into what it’s doing as well?

Michael Dell: Well, I think you know we’re in the device business. You know we focus on tablets and PCs. There is an explosion in devices beyond tablets and PCs. Certainly smart phones, but also this internet of things is this huge, you know, potentially even much larger number of devices. For mobile, you know we’re very focused and have been for some time on securing the information, and the addition of VMWare AirWatch gives us the leading mobile device management platform, the fastest growing. That’s a great way to help customers secure their data. Another interesting thing is you know you heard from InMobi on stage. Now there’s a company that as it grows it needs more compute infrastructure and data center capability. When you buy a new smart phone, it has nothing on it. And everything you put on your smart phone comes from a data center. And you know, it you know, and everything you create on your smart phone probably goes back to a data center. So our customers out there, whether it’s DropBox or Uber, or millions of others, the mobile internet is driving huge demand for infrastructure.

Bob O’Donnell: So, and related to that, I thought some of the announcements you made there at the end with Satya around the ability of people to try out some of these opportunities of a hybrid cloud to address these kinds of opportunities, what a lot of people are looking at for mobile solutions in particular I thought was particularly interesting because let’s be honest, it’s been a challenge for a lot of companies especially the larger organizations to figure out how they make that transition, and they’re dealing with the pressure to move to public cloud. You talked about the work loads and the percentage that’s there so to me i think that is a very interesting opportunity that Dell is enabling.

Michael Dell: Yeah, I mean how do you go from the second platform to the third platform? There’s a discussion of you know 2.5 platform. I think at the end of the day there’s no question that there is going to be a combination. Right? There’s going to be a public cloud, software as a service, on premise and this idea of the hybrid cloud is really where I think the action will be.

Bob O’Donnell: Right. And the reality is, and you addressed this as well, i think there’s this perception that public cloud means there’s absolutely nothing you know Dell has to do with it when in point of fact, a lot of these big public cloud folks are customers of yours as well.

Michael Dell: Sure. Yeah, and you know the idea that everything goes to the public cloud is something I heard a few years ago. It reminds me of the PC is dead. Right? So, this is sort of a one sentence sound byte, right? for people who don’t understand the way IT really works. And so I just don’t believe it. And you know we talked on stage about workloads. If you look at enterprise workloads, you’ve got like a 160 million of them, 10-15 million are in the public cloud. The vast majority of them are virtualized on premise. There’s also some on premise physical servers that remain where they haven’t been virtualized. Of those that are virtualized, the vast majority of those, in terms of high value, are virtualized with VMWare and VSphere. And so we feel that the strategic position that we have in this move to the hybrid cloud is incredibly strong.

Bob O’Donnell: And you know that brings up another interesting issue. You know traditionally everybody’s talked about Dell as being a hardware company that you know the reality is you guys have made a number of software acquisitions over the years with Boomi and all the other interesting software you guys have, you throw a VMWare into that mix, and it really does start to present Dell as, or the combined entity, as more of a software, forward thinking company.

Michael Dell: And you’ve got Pivotal, Cloud Foundry, RSA, Virtustream, you know, lots of capability to help our customers as they move to the third platform.

Bob O’Donnell: So, one question, and maybe too early for you to discuss, but there’s been some discussion about VMWare and what happens with VMWare because there’s some concern- obviously it makes, to me, perfect sense as sort of a crown jewel part of your software strategy- anything you can say to assure the potential customers about how that’s going to play out?

Michael Dell: Well, you know, VMWare is an independent company and will remain an independent company, and we’ll be the largest shareholder of VMWare, and it’s sort of part of the family, but the VMWare ecosystem of partners is incredibly important, and we do not intend to disturb that at all. So one of the first things I did when this was announced, was I called significant number of the very top partners who use VMWare. Of course many of these are our competitors, and I assured them that we’re going to keep VMWare independent. We’re not going to do anything, we don’t intend to do anything proprietary or build a special stack there. It’s really the only right answer, and you know VMWare it’s a very special company, very innovative people moving forward, you know, with cloud, software defined data center, end user computing with Horizon and Airwatch but it’s an industry asset and we’re not going to disturb that.

Bob O’Donnell: Right and that makes perfect sense and I think that does clarify things. So another favorite topic, you know, and you brought it up earlier, is PCs, and uh, it is kind of funny how we heard about the death of the PC and then tablets were going to take over from PCs and then smart phones were going to take over from PCs and yet here we are. And you know, I know we’re focused more on enterprise but briefly I did find it interesting, and I’m curious of your take on the joint announcement that everybody got together in the PC industry to promote what the PC does. Any comments on that one?

Michael Dell: Well, again, if you think about the fact that these 1.8 billion PCs out there and more than 600 million of them are more than 4 years old, our job as a company and as an industry is to create a PC that’s better than the one you bought 5, 6, 7, 8 years ago. It’s actually not that hard, but we have to communicate, “Hey look at what you can do in terms of security, battery life, pen capabilities, super thin, super light, you know, all day battery life and you know that’s kind of what we’re doing. And you know as we talked about the Windows 10 acceptance and adoption is quite strong and you know we’re quite excited. We’ve had 11 quarters in a row now of share gain, growing faster than our key competitors, and incredibly well positioned. We’re really excited about the new XPS 12, 13, 15 that we just introduced in New York City. You know this XPS 15, I think it may be the best PC that’s ever been created.

Bob O’Donnell: Jeff certainly thinks so.

Michael Dell: I agree with him.

Bob O’Donnell: So another comment, during the keynote you talked about how India was now the 3rd largest geography for us to sell our products, right? So, as we, obviously you’ve been increasingly global, you’ve made a lot of commitments and discussions around China. Give us a sense for how you are looking to build geographically around the world and what your strategy is as you move some of these technologies because frankly a lot of, you know, the public hybrid cloud kind of models haven’t been as adopted as rapidly as some of these other parts of the world. So how do you kind of move forward?

Michael Dell: Well, let’s remember you’ve got about 7 billion people in the world, and about 3.6% of them live in America. So my job is to sell to all of these customers. Now as an economy marches forward, and it grows as the GDP per capita in a country goes from $1000 to $4000 to $6000 to $8000 to $10,000 the amount of technology that gets consumed in that economy from its government to its banking sector to its electrical grid to its retail, financial insurance, media sectors is ginormous. We’ve seen this as we have been participating in these emerging markets for years. So, you take India for example, you know in India 10% of the homes have PC. Alright? That compares to 90% in the United States, 35% in China. You know a lot of countries in the 65% range like Malaysia. I don’t have any doubt that the numbers will go up in those developing countries. Take a market like you know a region like Africa. We’ve seen our business in Africa grow tremendously because as those economies advance, what do they need to advance? They need technology, right? So, you know we’ve got all the technology to help those growing and developing countries launch themselves into the future. They get to skip over all the mistakes and steps that have been taken in the past.

Bob O’Donnell: Yeah, I know, which is very true. I guess part of the question is what sort of things or efforts do you think need to be made to specifically regionalize some of these, because you’re right, I mean one of the interesting things about these developing economies is they do skip quite a few steps.

Michael Dell: Right. Right.

Bob O’Donnell: So I would assume that means your approach to how to do things is going to have to be different.

Michael Dell: Absolutely. You have to tailor it. We’ve been designing products in China as an example for China for quite some time, and we’re stepping up that effort. What I find interesting is whenever we’ve created a product for the emerging and developing market, we’ve often found that the developed market wants the same product. You know, and uh, so I think that the gaps are really closing, and certainly if you go to a company like inMobi, who we had on stage, you said “how are their requirements different from our other customers like Uber, and Tesla, alright, and all the you know SalesForce.com?

They’re not, so these are world class companies developing in growing economies and so we’re creating all kinds of products, and certainly we serve a vast range of customers, but we do have significant design teams in those countries creating solutions that are really tailored to their needs.

Bob O’Donnell: Great. Alright, so we only have time for one last question. I just have to ask you, what you managed- what you’re pulling off with this deal is very impressive. Does it feel like you’re back to that kind of entrepreneurial day where you’re building the business, because it’s an impressive business feat for you to be able to pull this one off, and it just seems like that’s part of the excitement that’s driving you forward.

Michael Dell: Well, you know it’s been a really fun journey for me, and I’ve kind of really enjoyed every step of the way. You know I believe that you have to live your life where you have a reason to get out of bed in the morning, and I’ve got one. You know, we’re having fun. We’re changing the world, and you know, it’s ah, it’s tremendously exciting. So I can’t imagine anything else I could be doing that would be as fun as this.

Bob O’Donnell: Well, that’s great. Hey, congratulations. Thank you. Pleasure to chat with you. Michael Dell, chairman and CEO. Stick around. Stick around, coming up next we have Charlene Li will be interviewing Suresh Vaswani. So, stick around for that. Thanks.

Disclosure Regarding Forward Looking Statements

This communication contains forward-looking statements, which reflect Denali Holding Inc.’s current expectations. In some cases, you can identify these statements by such forward-looking words as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “confidence,” “may,” “plan,” “potential,” “should,” “will” and “would,” or similar expressions. Factors or risks that could cause our actual results to differ materially from the results we anticipate include, but are not limited to: (i) the failure to consummate or delay in consummating the proposed transaction; (ii) the risk that a condition to closing of the proposed transaction may not be satisfied or that required financing for the proposed transaction may not be available or may be delayed; (iii) the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; (iv) risk as to the trading price of Class V Common Stock to be issued by Denali Holding Inc. in the proposed transaction relative to the trading price of shares of VMware, Inc. common stock; (v) the effect of the announcement of the proposed transaction on Denali Holding Inc.’s relationships with its customers, operating results and business generally; and (vi) adverse changes in general economic or market conditions. Denali Holding Inc. undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. This communication is being made in respect of the proposed business combination transaction between EMC Corporation and Denali Holding Inc. The proposed transaction will be submitted to the shareholders of EMC Corporation for their consideration. In connection with the issuance of Class V Common Stock of Denali Holding Inc. in the proposed transaction, Denali Holding Inc. will file with the SEC a Registration Statement on Form S-4 that will include a preliminary proxy statement/prospectus regarding the proposed transaction and each of Denali Holding Inc. and EMC Corporation plans to file with the SEC other documents regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each EMC Corporation shareholder entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors may obtain copies of the proxy statement/prospectus (when available) and all other documents filed with the SEC regarding the proposed transaction, free of charge, at the SEC’s website (http://www.sec.gov) or from Denali Holding Inc.’s website (http://www.dell.com/futurereadydell).

Participants in the Solicitation

Denali Holding Inc. and certain of its directors and executive officers may be deemed to be “participants” in the solicitation of proxies from EMC Corporation shareholders in connection with the proposed transaction. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of EMC Corporation shareholders in connection with the proposed transaction and a description of their direct and indirect interest, by security holdings or otherwise, will be set forth in the proxy statement/prospectus filed with the SEC in connection with the proposed transaction.

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